Expense Limitation and Waiver Agreement for Class S Shares

September 22, 2026

Cantor Fitzgerald Energy Fund

110 E. 59th Street

New York, NY 10022

Dear Board Members:

You have engaged us to act as the investment adviser to the Cantor Fitzgerald Energy Fund (the “Trust” or the “Fund”), pursuant to an Investment Advisory Agreement dated as of September 22, 2026 (“Advisory Agreement”).

Commencing on September 22, 2026, until at least September 30, 2029, subject to the consideration and approval of the Advisory Agreement by the Trust’s Board of Trustees (the “Board”), we agree to waive management fees and/or reimburse the Fund for expenses the Fund incurs attributable to Class S shares, to the extent necessary to maintain the Fund’s total annual operating expenses attributable to Class S shares after fee waivers and/or reimbursement (exclusive of any taxes, interest, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, such as litigation or reorganization costs, but inclusive of organizational costs and offering costs) at the levels set forth in Appendix A attached hereto (the “Expense Limit”).

In addition to the Expense Limit, the Adviser also agrees to waive an additional portion of its advisory fee equal to an annual rate of 1.00% based on the average value of the daily net assets attributable to Class S shares (“Additional Fee Waiver”). This Additional Fee Waiver shall be coterminous with the Expense Limit. The Adviser is providing the Additional Fee Waiver in order to attract assets that will allow the Fund to achieve necessary economies of scale and fully implement the Fund’s investment strategy.

After the initial three-year period, the Expense Limitation Agreement shall continue in effect for successive twelve-month periods provided that such continuance is specifically approved at least annually by Cantor Fitzgerald Energy Advisors, LLC (the “Adviser”). Furthermore, the Expense Limitation Agreement may not be terminated by the Adviser, but may be terminated by the Board, on written notice to the Adviser. The Expense Limitation Agreement will automatically terminate with respect to the Fund if the Advisory Agreement for the Fund is terminated with such termination effective upon the effective date of the Advisory Agreement’s termination for the Fund (except that the Adviser shall maintain its right to repayment if the termination of Advisory Agreement is caused by a change in control of the Adviser). This Expense Limitation Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

Any waiver or reimbursement by us is subject to repayment by the Fund provided the Adviser continues to serve as investment adviser to the Fund and subject to the limitations that: (1) the reimbursement for fees and expenses will be made only if payable not more than three years from the date in which they were incurred; and (2) the reimbursement may not be made if it would cause the lesser of the Expense Limitation in place at the time of waiver or at the time of reimbursement to be exceeded.

[SIGNATURE PAGE IMMEDIATELY FOLLOWS]

Yours Very Truly,

Cantor Fitzgerald Energy Advisors, LLC

By:	/s/ William Ferri
Name: William Ferri
Title: Global Head of Aset Management

ACCEPTANCE:

The foregoing Agreement is hereby accepted.

Cantor Fitzgerald Energy Fund

By:	/s/ William Ferri
Name: William Ferri
Title: President

Appendix A

Fund and Class – Expense Limitation	Percentage of Average Daily Net Assets
Cantor Fitzgerald Energy Fund	2.25%*

*	Expense Limitation does not include additional 1.00% Additional Fee Waiver by the Adviser.